

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 21, 2007

Via U.S. Mail
Mr. Randal B. McDonald
Chief Financial Officer
VTEX Energy, Inc.
11811 North Freeway, Suite 200
Houston, TX 77060

> **Re:** **VTEX Energy, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed September 20, 2006**
> **File No. 0-22661**

Dear Mr. McDonald:

We have reviewed your Form 10-KSB for the Fiscal Year Ended April 30, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended April 30, 2006

Report of Independent Registered Public Accounting Firm, page 24

1. We note that subsequent to the filing of the Form 10-KSB as of April 30, 2005 an error was identified in the computation of the weighed average number of shares outstanding used in the computation of net loss per share. As this error has been corrected and the statement of operations has been marked restated, it appears the date of the audit report should have been updated. Please amend the date of your audit report that is inclusive of this subsequent adjustment and to correct the reference to the footnote discussing the error.

Note 7 – Debt, page 37

2. Please tell us and disclose why it is appropriate to reflect a portion of your debt balance as a non-current liability. It appears from your footnote disclosure that all debt balances are either in default, due upon demand or have maturity dates within twelve months of April 30, 2006 and should be reflected as current on your balance sheet. If your total debt balance should be considered current, please amend your filings to reflect it properly on your balance sheet.

Item 8A. Controls and Procedures, page 46

3. Please revise your disclosure to reflect your conclusions on the effectiveness of your controls and procedures as of the end of the period covered by this report - not within 90 days of the filing of this report. Please refer to Item 307 of Regulation S-B for further guidance.

Engineering comments

General

4. We reissue comments 1, 2, 5, 6 and 10 from our comment letter dated March 24, 2005. Please revise your document to comply with these comments as you stated you would in your response letter dated May 4, 2005.

Reserve Information, page 9

5. You state that your reserve estimates were prepared internally by the company. Please provide us the qualifications of the person(s) who prepared your reserves. Please provide us with a copy of the reserve report as of April 30, 2006.

Oil and Natural Gas Wells, page 10

6. Please revise your filing to provide all information required by Industry Guide 2 including drilling activity for each of the last two years.

Risk Factors, page 17

7. You state that as of April 30, 2006, all your reserves were proved undeveloped and proved non-producing. Therefore, revise to include a risk factor that states you may lose your leasehold interests on your developed acreage if you do not establish production; or alternatively, tell us why this is not a risk.

Oil and Gas Reserve Information (Unaudited), page 44

8. Please reconcile for us that your production in 2006 declined substantially from 2005, but your reserves in 2006 increased by over 8%.

Press Release

9. We note the press release issued on December 12, 2006, in which you reported the completion of a field study of the Bateman Lake field identified numerous opportunities for "increased production capabilities" and the study "included all pertinent geology and engineering information available". Please provide us with a copy of that study and the qualifications of the author(s).

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant